ADA :: Clean Air Innovations

August 31, 2010

BY ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ADA-ES, Inc.

    Registration Statement on Form S-3

    SEC File No. 333-167188

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, ADA-ES, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement be accelerated so that it shall become effective at 10:00 a.m. on Wednesday, September 1, 2010, or as soon thereafter as possible.

By making this request for acceleration of the effective date of the registration statement, the Registrant acknowledges that:

•	Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•

The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve ADA-ES from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

•

ADA-ES may not assert the staff’s comments and the declaration of the registration statement’s effectiveness as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, ADA-ES acknowledges that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Yours very truly,

ADA-ES, Inc.

By:	/s/ Mark H McKinnies
Its:	Senior Vice President and Chief Financial Officer